UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003

RICHMONT MINES INC.
 (Name of Registrant)

110, avenue Principale, Rouyn-Noranda, Quebec J9X 4P2
(Address of principal executive offices)

  On October 23, 2003, Richmont Mines Inc. issued a Quarterly report - THE REPORT TO THE SHAREHOLDERS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003. This report is filed solely for the purpose of filing a copy of the nine-month period report attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx    Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___    No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc. -- SEC File No. 0-28816
(Registrant)

Date 03/10/23             By   Jean-Yves Laliberté (signed)
                                           Jean-Yves Laliberté, Vice-President, Finance